[redacted]

09055942

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale (City) MN (State) 55128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-702-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

WOODBURY FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard D. Fergesen
Senior Vice President and Chief Financial Officer

Subscribed to before me this day of 2/25, 2009.

Notary Public

VICKI L. KOLASA
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g, h, and i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2009

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 35,638,092
CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	250,000
RECEIVABLES:	
Affiliated companies	7,685,103
Unaffiliated companies	2,996,418
Total receivables	10,681,521
INVESTMENT IN MUTUAL FUNDS — At fair value	20,764,608
INCOME TAX RECEIVABLE — Due from affiliate	4,818,939
DEFERRED TAX ASSETS — Due from affiliate	85,365,159
GOODWILL	9,698,545
INTANGIBLE ASSETS	581,167
OTHER ASSETS	8,438,143
TOTAL	$ 176,236,174

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable:	
Other	$ 127,610
Affiliated companies	3,998,137
Total accounts payable	4,125,747
Accrued expenses	7,301,522
Accrued commissions	11,551,933
Agent deferred compensation and commissions	19,238,616
Other liabilities	2,694,866
Total liabilities	44,912,684
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — authorized, 50,000	25,000
Additional paid-in capital	398,567,672
Accumulated deficit	(267,269,182)
Total stockholder's equity	131,323,490
TOTAL	$ 176,236,174

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Product revenue:	
Sales commissions and dealer concessions	$ 183,778,841
Trail commissions	45,101,835
Marketing allowances	15,363,850
Advisory fees	18,159,319
Other product revenue	194,056
Total product revenue	262,597,901
EXPENSES:	
Representative commissions	198,268,658
Employee compensation and benefits	26,885,029
Travel, promotion, and awards	3,840,371
Facilities and equipment	3,551,444
Shared services	10,745,945
Other general and administrative	6,246,020
Total operating expenses	249,537,467
OTHER REVENUE (EXPENSE):	
Investment income	1,374,665
Net loss on investments	(14,435,099)
Total other revenue (expense)	(13,060,434)
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	
NET LOSS	$ -

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ -
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net loss on investments	14,435,099
Amortization expense	143,603
Decrease in deferred tax asset due from affiliate	10,196,878
Impairment on unmarketable securities	43,770
Changes in operating assets and liabilities:	
Decrease in affiliated company receivables	3,648,258
Decrease in unaffiliated company receivables	2,915,938
Increase in income tax receivable from affiliate	(4,818,939)
Decrease in other assets	(545,374)
Increase in customer payables	34,720
Increase in affiliated company payables	59,378
Decrease in accrued expenses	(879,373)
Decrease in accrued commissions	(3,248,777)
Decrease in agent deferred compensation and commissions	(9,761,901)
Decrease in income tax payable to affiliate	(597,890)
Decrease in other liabilities	(1,040,817)
Net cash provided by operating activities	10,584,573
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of unmarketable securities	(390,576)
Proceeds from return of principal of unmarketable securities	30,333
Purchases of mutual funds	(6,766,525)
Proceeds from sale of mutual funds	2,327,778
Net cash used in investing activities	(4,798,990)
CASH FLOWS USED IN FINANCING ACTIVITIES — Dividend paid to Parent	(15,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,214,417)
CASH AND CASH EQUIVALENTS — Beginning of year	44,852,510
CASH AND CASH EQUIVALENTS — End of year	$ 35,638,093
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Income taxes received from affiliate — net of payments made	$ 4,780,049

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2007	$25,000	$398,567,672	$(252,269,182)	$146,323,490
Dividend paid			(15,000,000)	(15,000,000)
Net loss				-
BALANCE — December 31, 2008	$25,000	$398,567,672	$(267,269,182)	$131,323,490

See notes to financial statements.

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Adviser Act of 1940, which distributes, principally, shares of affiliated and unaffiliated mutual funds, variable life, variable annuity products, general securities, fixed life insurance products, and investment advice. The Company is a wholly owned subsidiary of Hartford Life and Accident Insurance Company (HLA or "Parent"). HLA is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable and the valuation of intangible assets.

Revenue and Expense Recognition — Commission income and expense on customer purchases of mutual fund shares, annuities, life insurance products, and other securities are recorded on a trade-date basis.

Cash and Cash Equivalents — Cash and cash equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of cash equivalents.

Investments in Mutual Funds — Mutual fund investments with a cost of $30,798,524 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Goodwill — Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired. At December 31, 2008, goodwill consisted of $9,698,545. Goodwill is not amortized, but the Company performs impairment tests annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company has performed its annual assessment for 2008 and has concluded that goodwill is not impaired.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company accounts for income taxes using the asset and liability method of accounting for income taxed under Statement of Financial Accounting Standards (SFAS) Statement No. 109, *Accounting for Income Taxes,* and Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of SFAS Statement No. 109*, dated June 2006. Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS Statement No. 157, *Fair Value Measurements.* This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS Statement No. 157 is effective for the Company's financial statements with fiscal years beginning after November 15, 2007. The Company adopted SFAS Statement No. 157 for financial assets and liabilities as of January 1, 2008, and there was no impact on the results of operations and financial condition. With respect to nonfinancial assets and liabilities, SFAS Statement No. 157 is effective for the Company starting in fiscal year 2009. The Company has not determined the impact of the adoption of SFAS Statement No. 157, if any, as it pertains to nonfinancial assets and liabilities or on its financial statements.

SFAS Statement No. 157 establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, are summarized in the following table by type of inputs applicable to the fair value measurements (in thousands):

	Fair Value Measurements at Reporting Date			
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total December 31, 2008**
Investments in mutual funds	$20,764,608	$ -	$ -	$20,764,608
Other invested assets — unmarketable securities			316,473	316,473
Total	$20,764,608	$ -	$316,473	$21,081,081

A description of the inputs used in the valuation of assets and liabilities summarized in the preceding table follows.

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Measurements of nonexchange traded derivative contract assets and liabilities are primarily based on valuation models, discounted cash flow models, or other valuation techniques that are believed to be used by market participants. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities.

In February 2007, the FASB issued SFAS Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*. The objective of SFAS Statement No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value. On January 1, 2008, the Company adopted SFAS No. 159 and did not elect to apply the provisions of FASB Statement No. 159 to financial assets and liabilities.

In December 2007, the FASB issued SFAS 141R, *Business Combinations*. The objective of this standard is to improve the relevance, representational faithfulness, and comparability of the information provided in financial reports about a business combination and its effects. The standard establishes principles and

disclosure requirements in recognizing and measuring identifiable assets, assumed liabilities, goodwill, and acquired controlling interests. SFAS Statement No. 141(R) is effective for transactions executed on or after the annual reporting period, beginning on or after December 15, 2008, and early adoption is not permitted.

3. INTANGIBLE ASSETS

The Company had goodwill assets on December 31, 2008, of $9,698,545. The following table shows the Company's acquired intangible assets that are subject to amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

	Weighted-Average Amortization Period	2008	
		Gross Carrying Amount	Accumulated Amortization
Other acquired intangibles	6.8	$ 724,770	$ 143,603

Amortization expense for the year ended December 31, 2008, was $143,602. Estimated future amortization expense for the succeeding five years is as follows:

Years Ending December 31	
2009	$ 125,650
2010	111,224
2011	99,631
2012	90,316
2013	82,830

4. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford Life and Annuity provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $5,684,000 in 2008 and are included in marketing allowances on the statement of operations. Revenues from the sales of all affiliated products totaled approximately $111,067,000 in 2008.

The Company reimburses HLA for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA approximately $46,945,000 for these costs in 2008. Included in the reimbursement to HLA, the Company was allocated costs of approximately $10,745,945, which relate to shared services, such as human resources, building services, legal, and compliance expenses. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2008, the Company had receivables due from the following entities:

Union Security Insurance Company (USIC)	$ 103,714
Hartford Investment Financial Services, LLC (HIFSCO)	504,213
Hartford Life and Annuity (IHLAI)	7,077,176
Total	$7,685,103

As of December 31, 2008, the Company had payables due to the following entities:

Hartford Life and Accident (HLA)	$3,998,010
Time Insurance Company (TIC)	127
Total	$3,998,137

In addition, $4,818,939 related to current income taxes is due from The Hartford and $85,365,159 is due from The Hartford related to a deferred tax asset at December 31, 2008 (see Note 8).

During 2008, the Company paid a $15,000,000 dividend to the Parent.

5. BENEFIT PLANS

Based on effective hire date, employees of the Company are included in one or both of The Hartford's pension plans. The plans provide pension benefits based on years of service and compensation during employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits, which include unemployment and social security costs, were approximately $6,955,000 during 2008. This allocation is included in the reimbursement to HLA described in Note 4.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year that the market value

change occurs. At December 31, 2008, the Company had $9,754,237 recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2008, was $12,336,288; investment income recorded in 2008 related to these assets was $181,267; and unrealized and realized losses were $8,875,804 during 2008. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed $2,073,419 to the Plan, recognized $1,586,295 in expense related to vesting of participant accounts, however realized $8,694,537 of market value decline in 2008, resulting in a net decrease to compensation expense of $7,108,242.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Compensation Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur. At December 31, 2008, the Company had $9,484,379 recorded as agent deferred commission liability related to the Deferred Commission Plan. The fair value of the assets held by the Company at December 31, 2008, was $8,428,320, investment income related to these assets was $111,042 in 2008, and unrealized and realized losses were $5,829,844 during 2008. The difference between the liability and asset results from timing of the deferred contribution into the mutual fund investment options as the deferral for the current month is invested in the following month. The participants contributed $4,693,725 to the Deferred Commission Plan, and the Company had a decrease to expense of $5,718,802 due to market value declines during 2008.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The net capital requirement is the greater of $250,000 or 2% of aggregated debits.

At December 31, 2008, the Company's net capital of $9,091,018 was $8,841,018 in excess of the required net capital.

7. RESERVE REQUIREMENTS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2008, the Company had a balance of $250,000 in the special reserve account and had a requirement to have a balance of $14,368.

8. INCOME TAXES

Income tax provision for the year ended December 31, 2008, consists of the following:

Federal:	
Current benefit	$(10,196,877)
Deferred provision	10,196,877
Income tax provision	$ -

The Company's net deferred tax asset recorded on the statement of financial condition is made up of a deferred tax asset of $85,381,477 and a deferred tax liability of $(16,318). The significant components of the Company's net deferred tax asset as of December 31, 2008, result from differences between the tax basis and book basis of items such as goodwill, deferred compensation and commissions, and the existence of alternative minimum tax credit carryforwards. The Company has not recorded a valuation allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford.

The Hartford files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions, with few exceptions, The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. During 2008, the Internal Revenue Service (IRS) completed its examination of The Hartford's U.S. income tax returns for 2002 through 2003.

9. CONTINGENT LIABILITIES

The Company is a defendant in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Assurant (formerly known as Fortis, Inc.) and The Hartford, dated January 25, 2001, Assurant agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Assurant has agreed to manage the individual lawsuits, as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the financial statements. In the opinion of management, any liability resulting from such proceedings and any other litigation subsequent to The Hartford's purchase of the Company would not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULES

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

TOTAL STOCKHOLDER'S EQUITY	$131,323,490
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Receivable from affiliates	7,685,103
Income tax receivable from affiliate	4,818,939
Deferred tax asset	85,365,159
Receivable from unaffiliated companies	1,814,758
Goodwill	9,698,545
Intangible assets	581,167
Other assets	8,438,143
	118,401,814
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	12,921,676
HAIRCUTS ON SECURITIES	3,830,658
NET CAPITAL	9,091,018
MINIMUM CAPITAL REQUIRED (the greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$ 8,841,018

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2008.

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

CREDITS —	
Free credit balances and other credit balances in customers' security accounts	$ 14,368
DEBITS	
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 14,368
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers	$250,000

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2008.

WOODBURY FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).

A. Market value	$ -
B. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Market value	$ -
B. Number of items	-

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 27, 2009

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, but the Company did not carry any securities accounts for customers at the quarterly count date or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Woodbury Financial Services, Inc.

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT